[LOGO]    Goldstein &
          DiGioia, LLP

Attorneys At Law


                                                      45 Broadway - 11th Floor
                                                      New York, NY 10006
                                                      Tel. (212) 599-3322
                                                      Fax (212) 557-0295
                                                      mail@gdlawllp.com




                                                            July 25, 2005
Via Edgar and Mail

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

                   Re:     Document Security Systems, Inc.
                           Registration Statement on Form S-3
                           File No. 333-125373
                           Form 10KSB for Fiscal December 31, 2004
                           Form 10-QSB for the period ended March 31, 2005

Ladies and Gentlemen:

         We refer to the Comment Letter from Staff dated June 29, 2005 regarding the above referenced filings. We are counsel to Document Security Systems, Inc. (the "Company" or "DSS"). We respond in the order of your comments.

General

1. We have received the comments regarding our request for Confidential Treatment and will provide a response under separate cover.

Selling Securityholders

2. We will amend the filing to reflect, in a footnote to the selling securityholder chart, that Cameron Computers is controlled by Joseph Cameron and that he has the power to vote and dispose of the securities.

Form 10KSB for the Year ended December 31, 2004
Form 10QSB for the Quarter ended March 31, 2005

General

3. We will correct the filing number in our future reports per your comment.

                                                    Ms. Maryse Mills-Apenteng
                                                    July 25, 2005
                                                    Page 2

Disclosure Controls and Procedures

4. We confirm, on behalf of the Company, that the disclosure controls and procedures were in compliance with the applicable standards as of the end of the period covered by the report. Further, we confirm that future filings will have corrected language reflective of the required standard.

5. We confirm, on behalf of the Company, that the disclosure controls and procedures were in compliance with the applicable standards as required under Rule 13a-15(e) and was not intended to be limited. Further, we confirm that future filings will have conformed language as set forth in your letter and the Rule.

6. We understand you comment regarding the Form 10-KSB and confirm that there were no changes in internal controls during the fiscal quarter that would materially affect or are reasonably likely to materially affect the issuer's internal controls over financial reporting. We will conform the language as requested in future filings.

7. We understand you comment regarding the Form 10-QSB and confirm that there were no changes in internal controls during the fiscal quarter that would materially affect or are reasonably likely to materially affect the issuer's internal controls over financial reporting. We will conform the language as requested to comply with Item 308(c) in future filings.

         We will be filing an amendment to the S-3 registration within the next few days and will contact you then regarding obtaining an order of effectiveness, subject, of course to your acceptance of the responses herein and final resolution of the Confidentiality Request.

         Should you have any questions please contact the undersigned.


                                                     Sincerely,

                                                     s/Brian C. Daughney
                                                     Brian C. Daughney

cc:  Mr. Pat White (via fax)
     Mr. Tim McPolland (via fax)